SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Second Quarter 2017 Results

Monterrey, Mexico, July 25, 2017 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the second quarter of 2017.

FINANCIAL HIGHLIGHTS:

•	21.4% revenue growth (10.7% on an organic[1] basis) at FEMSA Consolidated
•	10.3% same-store sales growth at OXXO, including 4.4% growth in traffic
•	9.8% revenue growth at FEMSA Comercio’s Health Division
•	22.6% same-station sales growth at FEMSA Comercio’s Fuel Division
•	25.5% revenue growth (3.2% on an organic[1] basis) at Coca-Cola FEMSA

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2017

Change vs. same period of last year

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	2Q17	YTD17	2Q17	YTD17	2Q17	YTD17	2Q17	YTD17
FEMSA CONSOLIDATED	21.4%	24.4%	19.5%	22.2%	10.8%	15.6%
FEMSA COMERCIO
Retail Division	16.0%	14.0%	17.7%	16.8%	18.2%	10.6%	10.3%	8.1%
Health Division	9.8%	17.7%	9.1%	18.3%	0.3%	0.5%	6.3%	13.2%
Fuel Division	36.6%	42.8%	11.0%	21.6%	-96.6%	-26.1%	22.6%	23.8%
COCA-COLA FEMSA	25.5%	30.3%	23.8%	26.9%	8.1%	17.5%

Carlos Salazar Lomelín, FEMSA’s CEO, commented: “We knew back in April that we would have some calendar tailwinds given the timing of Holy Week, particularly for our OXXO business, and the month did not disappoint. What we did not know back then was that the strong top-line trends would carry through the quarter the way they did. Revenue growth was strong during the quarter, not just for our retail formats but across operations, and reflected a resilient consumer environment in Mexico in spite of rising inflation. On the profitability front, operating leverage at FEMSA Comercio’s Retail Division helped the team expand its operating margin slightly, even as we continued to see pressure from operating expenses. At the Health Division, we again saw a steady South America provide cover for the ongoing work-in-progress of our Mexico operations. And at the Fuel Division, we saw the highest level of margin pressure that we expect to see during the year, driven by a unique set of circumstances, and resulting in a soft set of numbers that does not reflect our expectations for this business going forward.

At Coca-Cola FEMSA we are seeing some incipient, encouraging signs that the consumer environment in Brazil is beginning to improve, just in time to begin helping our Mexico operations carry the load. Conditions remained challenging across several markets during the second quarter, and we faced some cost pressures on the sugar front as well, however we believe we are well positioned for an improved performance in the second half of the year.”

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

Follow today’s event live 11:00 AM ET Earnings Conference Call	1

RESULTS FOR THE SECOND QUARTER OF 2017

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED

2Q17 Financial Summary

(Millions of Ps.)

	2Q17	2Q16	Var.
Revenues	114,801	94,543	21.4%
Income from Operations	10,425	9,409	10.8%
Income from Operations Margin (%)	9.1	10.0	-90 bps
Operative Cash Flow (EBITDA)	15,284	12,835	19.1%
Operative Cash Flow (EBITDA) Margin (%)	13.3	13.6	-30 bps
Net Income	6,418	6,156	4.3%

CONSOLIDATED BALANCE SHEET

(Millions of Ps.)

As of June 30, 2017	Ps.	US$[3]
Cash Balance	51,249	2,835
Short-term debt	6,682	370
Long-term debt	121,217	6,706
Net debt[4]	76,650	4,240

Total revenues increased 21.4%, reflecting solid growth across all operations including the consolidation of the Philippines and the integration of Vonpar at Coca-Cola FEMSA. On an organic basis,1 total revenues grew 10.7%.

Gross profit increased 19.5%. Gross margin decreased 60 basis points, driven by a contraction in Coca-Cola FEMSA’s gross margin, reflecting higher sugar prices in Mexico, and by the growth of lower margin businesses in FEMSA Comercio.

Income from operations increased 10.8%. On an organic basis,1 it grew 1.1%. Consolidated operating margin decreased 90 basis points to 9.1% of total revenues, mostly driven by a margin contraction in Coca-Cola FEMSA reflecting higher freight and labor expenses, as well as the consolidation of Coca-Cola FEMSA’s results in the Philippines, and by margin contraction at FEMSA Comercio’s Health and Fuel Divisions.

Our effective income tax rate was 26.8% compared to 26.9% in 2Q16.

Net consolidated income increased 4.3%, mainly driven by growth in FEMSA’s income from operations, and an increase in FEMSA’s reported 20% participation in Heineken’s results. As is customary, for 2Q17 we are using Heineken’s 1Q17 net income figure translated at the 2Q17 exchange rate. These effects were partially offset by a foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position, as impacted by the appreciation of the Mexican peso during the quarter, and by an increase in other non-operating expenses at Coca-Cola FEMSA.

Net majority income was Ps. 1.30 per FEMSA Unit2 and US$ 0.72 per FEMSA ADS.

Capital expenditures amounted to Ps. 5,232 million, reflecting higher investments in FEMSA Comercio’s Retail Division.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2017 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for June 30, 2017 was 18.0760 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt.

July 25, 2017	2

FEMSA COMERCIO – RETAIL DIVISION

FEMSA COMERCIO – RETAIL DIVISION
2Q17 Financial Summary
(Millions of Ps. except same-stores sales)
	2Q17	2Q16	Var.
Same-stores sales (thousands of Ps.)	803	728	10.3%
Revenues	39,660	34,197	16.0%
Income from Operations	3,268	2,764	18.2%
Income from Operations Margin (%)	8.2	8.1	10 bps
Operative Cash Flow (EBITDA)	4,427	3,750	18.1%
Operative Cash Flow (EBITDA) Margin (%)	11.2	11.0	20 bps

Total revenues increased 16.0% reflecting the opening of 373 net new OXXO stores in the quarter to reach 1,313 total net new store openings for the last twelve months. As of June 30, 2017, FEMSA Comercio’s Retail Division had a total of 15,774 OXXO stores. OXXO’s same-store sales increased an average of 10.3%, reflecting a strong consumer environment as well as the calendar benefit of the Holy Week shift. This performance was driven by 5.6% growth in average customer ticket and an increase of 4.4% in store traffic.

Gross profit increased by 17.7%, resulting in a gross margin expansion of 60 basis points to 37.0% of total revenues, on top of a challenging comparison base. This expansion mainly reflects: i) sustained growth of the services category, including income from financial services, ii) increased and more efficient promotional programs with our key supplier partners, and iii) healthy trends in our commercial income activity.

Income from operations increased 18.2%. Operating expenses increased 17.6% to Ps. 11,391 million, above revenues, mainly reflecting: i) a sustained increase in electricity tariffs, ii) our continuing initiative to improve the compensation structure of key in-store personnel, iii) the accelerated pace of store openings during the quarter, which put pressure on operating leverage, and iv) higher fuel costs that impacted distribution costs and secure cash transportation operations. Operating margin increased 10 basis points to 8.2% of total revenues.

July 25, 2017	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
2Q17 Financial Summary
(Millions of Ps. except same-stores sales)
	2Q17	2Q16	Var.
Same-stores sales (thousands of Ps.)	1,534	1,442	6.3%
Revenues	11,431	10,413	9.8%
Income from Operations	328	327	0.3%
Income from Operations Margin (%)	2.9	3.1	-20 bps
Operative Cash Flow (EBITDA)	561	566	-0.9%
Operative Cash Flow (EBITDA) Margin (%)	4.9	5.4	-50 bps

Total revenues increased 9.8%, mainly driven by solid growth in our South American operations. As of June 30, 2017 FEMSA Comercio’s Health Division had a total of 2,154 points of sale across our territories, reflecting the addition of 18 net new stores in the quarter to reach 120 total net new store openings for the last twelve months. Same-store sales for drugstores increased by an average of 6.3%, reflecting steady growth trends in South America that more than offset softness in Mexico, where we continued to experience pressure in oil-heavy southeastern markets as well as increased competitive dynamics in certain regions, on top of a difficult comparison base.

Gross profit increased by 9.1%, resulting in a gross margin contraction of 20 basis points to 29.2% of total revenues, reflecting an inventory write-off at our operations in Chile.

Income from operations increased 0.3%. Operating expenses increased 10.2% to Ps. 3,013 million, ahead of revenues. Operating margin also contracted 20 basis points to 2.9% of total revenues. In Mexico we continued to see higher expenses as we advance in the integration of a single operating platform and continue to build our distribution capabilities, as well as increased services at our stores such as on-site doctors and home delivery. In Chile, we continued to make improvements to the compensation structure for our in-store personnel.

July 25, 2017	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
2Q17 Financial Summary
(Millions of Ps. except same-stations sales)
	2Q17	2Q16	Var.
Same-stations sales (thousands of Ps.)	8,619	7,028	22.6%
Revenues	9,473	6,937	36.6%
Income from Operations	2	59	-96.6%
Income from Operations Margin (%)	0	0.9	-90 bps
Operative Cash Flow (EBITDA)	37	83	-55.4%
Operative Cash Flow (EBITDA) Margin (%)	0.4	1.2	-80 bps

Total revenues increased 36.6% reflecting healthy comparable sales as well as the national price increases established at the beginning of the year. As of June 30, 2017, FEMSA Comercio’s Fuel Division had a total of 390 OXXO GAS service stations. Same-station sales increased an average of 22.6%, as the average price per liter increased by 23.3% reflecting the price increases mentioned above, while the average volume decreased by 0.5%.

Gross profit increased by 11.0% resulting in a gross margin contraction of 150 basis points to 6.4% of total revenues, as gross profit per liter remained flat in peso terms compared to the same period in 2016, while the consumer price per liter increased significantly, as described in the preceding paragraph.

Income from operations decreased 96.6%. Operating expenses increased 24.0% to Ps. 605 million, below revenues. Operating margin contracted 90 basis points, reflecting the gross margin contraction described in the previous paragraph, partially offset by expense containment and certain operating efficiencies at our service stations.

July 25, 2017	5

results FOR THE FIRST SIX MONTHS OF 2017

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Financial Summary for the First Six Months
(Millions of Ps.)
	2017	2016	Var.
Revenues	224,020	180,015	24.4%
Income from Operations	18,708	16,185	15.6%
Income from Operations Margin (%)	8.4	9.0	-60 bps
Operative Cash Flow (EBITDA)	28,128	22,964	22.5%
Operative Cash Flow (EBITDA) Margin (%)	12.6	12.8	-20 bps
Net Income	13,307	10,501	26.7%

Total revenues increased 24.4%, mainly driven by the consolidation of Coca-Cola FEMSA Philippines and Vonpar into Coca-Cola FEMSA’s results and by solid growth across all operations. On an organic basis, 1 total revenues increased 13.8%.

Gross profit increased 22.2%. Gross margin decreased 70 basis points to 36.2% of total revenues, reflecting a contraction in Coca-Cola FEMSA’s gross margin as a result of higher sugar costs in Mexico, as well as the incorporation and growth of lower margin businesses at FEMSA Comercio.

Income from operations increased 15.6%. On an organic basis,1 it increased 3.8%. Our consolidated operating margin decreased 60 basis points to 8.4% of total revenues, reflecting: i) the incorporation of structurally lower-margin results from Coca-Cola FEMSA Philippines, ii) an operating margin contraction across several businesses, and iii) the integration and faster growth of FEMSA Comercio’s three divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time.

Net consolidated income increased 26.7% to Ps. 13,307 million, reflecting growth in our income from operations and higher non-operating income, which more than offset higher financing expenses.

Net majority income per FEMSA Unit2 was Ps. 2.30 (US$ 1.28 per ADS).

1 Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2017 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 25, 2017	6

femsa comercio – retail division

FEMSA COMERCIO – RETAIL DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stores sales)
	2017	2016	Var.
Same-stores sales (thousands of Ps.)	751	695	8.1%
Revenues	73,730	64,649	14.0%
Income from Operations	4,797	4,337	10.6%
Income from Operations Margin (%)	6.5	6.7	-20 bps
Operative Cash Flow (EBITDA)	7,087	6,262	13.2%
Operative Cash Flow (EBITDA) Margin (%)	9.6	9.7	-10 bps

Total revenues increased 14.0%. OXXO’s same-store sales increased an average of 8.1%, driven by a 4.4% increase in average customer ticket and a 3.5% increase in store traffic.

Gross profit increased by 16.8%. Gross margin expanded by 80 basis points to 36.3% of total revenues.

Income from operations increased 10.6% resulting in an operating margin of 6.5%, which represents a contraction of 20 basis points, largely reflecting a sustained increase in electricity tariffs, and our continuing initiative to improve the compensation structure of key in-store personnel.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stores sales)
	2017	2016	Var.
Same-stores sales (thousands of Ps.)	1,587	1,401	13.2%
Revenues	23,455	19,924	17.7%
Income from Operations	579	576	0.5%
Income from Operations Margin (%)	2.5	2.9	-40 bps
Operative Cash Flow (EBITDA)	1,058	988	7.1%
Operative Cash Flow (EBITDA) Margin (%)	4.5	5.0	-50 bps

Total revenues increased by 17.7%. Same-store sales for drugstores increased by an average of 13.2%.

Gross profit increased by 18.3%. Gross margin expanded by 10 basis points to 28.8% of total revenues.

Income from operations increased 0.5% resulting in an operating margin of 2.5%, which represents a contraction of 40 basis points, reflecting: i) higher expenses in Mexico stemming from the ongoing integration of a shared business platform, ii) improvements to the incentive and compensation structure for our in-store personnel, and iii) increased services at our stores in Mexico.

July 25, 2017	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stations sales)
	2017	2016	Var.
Same-stations sales (thousands of Ps.)	8,392	6,778	23.8%
Revenues	18,587	13,015	42.8%
Income from Operations	65	88	-26.1%
Income from Operations Margin (%)	0.3	0.7	-40 bps
Operative Cash Flow (EBITDA)	129	135	-4.4%
Operative Cash Flow (EBITDA) Margin (%)	0.7	1.0	-30 bps

Total revenues increased 42.8%. Same-station sales increased an average of 23.8%, driven by a 23.6% increase in the average price per liter and a slight increase of 0.1% in the average volume.

Gross profit increased by 21.6%. Gross margin contracted by 120 basis points to 6.6% of total revenues, reflecting the fact that gross profit per liter remained flat in peso terms compared to the same period in 2016.

Income from operations decreased 26.1%, resulting in an operating margin contraction of 40 basis points, as expense containment and operational efficiencies only partially offset the contraction in gross margin described above.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

July 25, 2017	8

CONFERENCE CALL INFORMATION:

Our Second Quarter 2017 Conference Call will be held on: Tuesday, July 25, 2017, 11:00 AM Eastern Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (888) 442 4145; International: (719) 457 2087; Conference Id: 8208322. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, a Fuel Division, operating the OXXO GAS chain of retail service stations, and a Health Division, which includes drugstores and related operations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 30, 2017, which was 18.0760 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

July 25, 2017	9

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the second quarter of:						For the six months of:
	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)
Total revenues	114,801	100.0	94,543	100.0	21.4	10.7	224,020	100.0	180,015	100.0	24.4	13.8
Cost of sales	72,597	63.2	59,215	62.6	22.6		142,916	63.8	113,668	63.1	25.7
Gross profit	42,204	36.8	35,328	37.4	19.5		81,104	36.2	66,347	36.9	22.2
Administrative expenses	3,972	3.5	3,692	3.9	7.6		8,093	3.6	7,082	3.9	14.3
Selling expenses	27,615	24.0	22,370	23.7	23.4		54,445	24.3	43,180	24.1	26.1
Other operating expenses (income), net (1)	192	0.2	(143)	(0.2)	N.S.		(142)	(0.1)	(100)	(0.1)	42.0
Income from operations(2)	10,425	9.1	9,409	10.0	10.8	1.1	18,708	8.4	16,185	9.0	15.6	3.8
Other non-operating expenses (income)	1,376		733		87.7		(1,079)		1,029		N.S.
Interest expense	2,696		2,411		11.8		5,797		4,443		30.5
Interest income	301		283		6.4		636		473		34.5
Interest expense, net	2,395		2,128		12.5		5,161		3,970		30.0
Foreign exchange loss (gain)	504		(177)		N.S.		2,170		144		N.S.
Other financial expenses (income), net.	(129)		(307)		(58.0)		(844)		(680)		24.1
Financing expenses, net	2,770		1,644		68.5		6,487		3,434		88.9
Income before income tax and participation in associates results	6,279		7,032		(10.7)		13,300		11,722		13.5
Income tax	1,680		1,893		(11.3)		3,105		3,383		(8.2)
Participation in associates results(3)	1,819		1,017		78.9		3,112		2,162		43.9
Net consolidated income	6,418		6,156		4.3		13,307		10,501		26.7
Net majority income	4,657		4,873		(4.4)		8,247		7,862		4.9
Net minority income	1,761		1,283		37.3		5,060		2,639		91.7

Operative Cash Flow & CAPEX	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)	2017	% of rev.	2016	% of rev.	% Var.	% Org (A)
Income from operations	10,425	9.1	9,409	10.0	10.8	1.1	18,708	8.4	16,185	9.0	15.6	3.8
Depreciation	3,775	3.3	2,813	3.0	34.2		7,439	3.3	5,473	3.0	35.9
Amortization & other non-cash charges	1,084	0.9	613	0.6	76.8		1,981	0.9	1,306	0.8	51.7
Operative Cash Flow (EBITDA)	15,284	13.3	12,835	13.6	19.1	6.5	28,128	12.6	22,964	12.8	22.5	9.0
CAPEX	5,232		4,711		11.1		11,120		7,815		42.3

Financial Ratios	2017		2016		Var. p.p.
Liquidity(4)	1.40		1.37		0.03
Interest coverage(5)	6.38		6.03		0.35
Leverage(6)	0.91		0.91		(0.00)
Capitalization(7)	32.29%		31.92%		0.37

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

(4) Total current assets / total current liabilities.

(5) Income from operations + depreciation + amortization & other / interest expense, net.

(6) Total liabilities / total stockholders' equity.

(7) Total debt / long-term debt + stockholders' equity.

Total debt = short-term bank loans + current maturities of long-term debt + long-term bank loans.

July 25, 2017	10

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS	Jun-17	Dec-16	% Var.
Cash and cash equivalents	51,249	43,757	17.1
Accounts receivable	22,141	26,222	(15.6)
Inventories	30,940	31,932	(3.1)
Other current assets	17,549	16,040	9.4
Total current assets	121,879	117,951	3.3
Investments in shares	110,036	128,601	(14.4)
Property, plant and equipment, net	108,899	102,223	6.5
Intangible assets (1)	145,758	153,268	(4.9)
Other assets	37,290	43,580	(14.4)
TOTAL ASSETS	523,862	545,623	(4.0)

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,186	1,912	14.3
Current maturities of long-term debt	4,496	5,369	(16.3)
Interest payable	738	976	(24.4)
Operating liabilities	79,518	78,032	1.9
Total current liabilities	86,938	86,289	0.8
Long-term debt (2)	121,217	123,494	(1.8)
Labor liabilities	4,856	4,447	9.2
Other liabilities	35,968	45,223	(20.5)
Total liabilities	248,979	259,453	(4.0)
Total stockholders’ equity	274,883	286,170	(3.9)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	523,862	545,623	(4.0)

	June 30, 2017
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	46.1%	7.8%
U.S. Dollars	0.8%	3.3%
Euros	15.6%	1.8%
Colombian pesos	1.9%	8.8%
Argentine pesos	0.1%	22.4%
Brazilian reais	32.0%	10.0%
Chilean pesos	3.5%	5.8%
Total debt	100.0%	7.5%

Fixed rate(2)	72.0%
Variable rate(2)	28.0%

DEBT MATURITY PROFILE	2017	2018	2019	2020	2021	2022+
% of Total Debt	3.0%	17.4%	5.5%	8.5%	5.3%	60.3%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

July 25, 2017	11

FEMSA Comercio - Retail Division
Results of Operations
Millions of Pesos

	For the second quarter of:					For the six months of:
	2017	% of rev.	2016	% of rev.	% Var.	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	39,660	100.0	34,197	100.0	16.0	73,730	100.0	64,649	100.0	14.0
Cost of sales	25,001	63.0	21,744	63.6	15.0	46,932	63.7	41,707	64.5	12.5
Gross profit	14,659	37.0	12,453	36.4	17.7	26,798	36.3	22,942	35.5	16.8
Administrative expenses	806	2.0	762	2.2	5.8	1,581	2.1	1,423	2.2	11.1
Selling expenses	10,525	26.6	8,870	25.9	18.7	20,292	27.5	17,067	26.4	18.9
Other operating expenses (income), net	60	0.2	57	0.2	5.3	128	0.2	115	0.2	11.3
Income from operations	3,268	8.2	2,764	8.1	18.2	4,797	6.5	4,337	6.7	10.6
Depreciation	1,038	2.6	880	2.6	18.0	2,051	2.8	1,718	2.7	19.4
Amortization & other non-cash charges	121	0.4	106	0.3	14.2	239	0.3	207	0.3	15.5
Operative cash flow	4,427	11.2	3,750	11.0	18.1	7,087	9.6	6,262	9.7	13.2
CAPEX	2,026		1,599		26.7	3,650		2,839		28.6

Information of OXXO Stores
Total stores						15,774		14,461		9.1
Net new convenience stores:
vs. Last quarter	373		263		41.8
Year-to-date	549		400		37.3
Last-twelve-months	1,313		1,196		9.8

Same-store data: (1)
Sales (thousands of pesos)	802.7		728.1		10.3	751.3		695.0		8.1
Traffic (thousands of transactions)	24.0		23.0		4.4	23.0		22.2		3.5
Ticket (pesos)	33.4		31.6		5.6	32.7		31.3		4.4

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

July 25, 2017	12

FEMSA Comercio - Health Division
Results of Operations
Millions of Pesos

	For the second quarter of:					For the six months of:
	2017	% of rev.	2016	% of rev.	% Var.	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	11,431	100.0	10,413	100.0	9.8	23,455	100.0	19,924	100.0	17.7
Cost of sales	8,090	70.8	7,351	70.6	10.1	16,700	71.2	14,215	71.3	17.5
Gross profit	3,341	29.2	3,062	29.4	9.1	6,755	28.8	5,709	28.7	18.3
Administrative expenses	381	3.3	423	4.1	(9.9)	834	3.6	761	3.8	9.6
Selling expenses	2,618	22.9	2,321	22.3	12.8	5,318	22.6	4,366	22.0	21.8
Other operating expenses (income), net	14	0.1	(9)	(0.1)	N.S.	24	0.1	6	-	N.S.
Income from operations	328	2.9	327	3.1	0.3	579	2.5	576	2.9	0.5
Depreciation	151	1.3	148	1.4	2.0	312	1.3	271	1.4	15.1
Amortization & other non-cash charges	82	0.7	91	0.9	(9.9)	167	0.7	141	0.7	18.4
Operative cash flow	561	4.9	566	5.4	(0.9)	1,058	4.5	988	5.0	7.1
CAPEX	176		227		(22.5)	372		383		(2.9)

Information of Stores
Total stores						2,154		2,034		5.9
Net new stores (1):
vs. Last quarter	18		99		(81.8)
Year-to-date	34		134		(74.6)
Last-twelve-months	120		1,396		(91.4)

Same-store data: (2)
Sales (thousands of pesos)	1,533.5		1,442.0		6.3	1,586.9		1,401.5		13.2

(1) Aquisitions are included.

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

July 25, 2017	13

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the second quarter of:					For the six months of:
	2017	% of rev.	2016	% of rev.	% Var.	2017	% of rev.	2016	% of rev.	% Var.
Total revenues	9,473	100.0	6,937	100.0	36.6	18,587	100.0	13,015	100.0	42.8
Cost of sales	8,866	93.6	6,390	92.1	38.8	17,358	93.4	12,004	92.2	44.6
Gross profit	607	6.4	547	7.9	11.0	1,229	6.6	1,011	7.8	21.6
Administrative expenses	38	0.4	31	0.4	22.6	74	0.4	62	0.5	19.4
Selling expenses	563	6.0	456	6.6	23.5	1,084	5.9	860	6.6	26.0
Other operating expenses (income), net	4	-	1	-	N.S.	6	-	1	-	N.S.
Income from operations	2	-	59	0.9	(96.6)	65	0.3	88	0.7	(26.1)
Depreciation	26	0.3	20	0.3	30.0	50	0.3	39	0.3	28.2
Amortization & other non-cash charges	9	0.1	4	-	125.0	14	0.1	8	-	75.0
Operative cash flow	37	0.4	83	1.2	(55.4)	129	0.7	135	1.0	(4.4)
CAPEX	41		60		(31.7)	79		95		(16.8)

Information of OXXO GAS Service Stations
Total service stations						390		335		16.4
Net new service stations
vs. Last quarter	2		16		(87.5)
Year-to-date	8		28		(71.4)
Last-twelve-months	55		86		(36.0)

Volume (million of liters) total stations	661		597		10.8	1,292		1,118		15.6

Same-stations data: (1)
Sales (thousands of pesos)	8,619.2		7,028.1		22.6	8,391.9		6,777.6		23.8
Volume (thousands of liters)	601.5		604.8		(0.5)	583.0		582.1		0.1
Average price per liter	14.3		11.6		23.3	14.4		11.6		23.6

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

July 25, 2017	14

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the second quarter of:						For the six months of:
	2017	% of rev.	2016	% of rev.	% Var.	% Org.(A)	2017	% of rev.	2016	% of rev.	% Var.	% Org.(A)
Total revenues	50,108	100.0	39,939	100.0	25.5	3.2	99,849	100.0	76,654	100.0	30.3	8.2
Cost of sales	27,282	54.4	21,495	53.8	26.9		55,175	55.3	41,458	54.1	33.1
Gross profit	22,825	45.6	18,444	46.2	23.8		44,674	44.7	35,196	45.9	26.9
Administrative expenses	2,255	4.5	1,894	4.7	19.1		4,419	4.4	3,634	4.7	21.6
Selling expenses	13,913	27.8	10,736	26.9	29.6		27,749	27.9	20,908	27.3	32.7
Other operating expenses (income), net	166	0.3	(190)	(0.5)	(187.4)		(269)	(0.3)	(217)	(0.3)	24.0
Income from operations	6,491	13.0	6,004	15.0	8.1	(5.4)	12,775	12.8	10,871	14.2	17.5	1.5
Depreciation	2,477	4.9	1,718	4.3	44.2		4,839	4.8	3,323	4.3	45.6
Amortization & other non-cash charges	802	1.6	369	1.0	117.3		1,387	1.4	849	1.1	63.3
Operative cash flow	9,770	19.5	8,091	20.3	20.7	2.4	19,000	19.0	15,043	19.6	26.3	7.1
CAPEX	2,539		2,555		(0.6)		6,425		4,036		59.2

Sales volumes
(Millions of unit cases)
Mexico and Central America	543.8	54.7	541.6	64.2	0.4		1,016.7	54.2	1,001.5	60.4	1.5
South America	124.5	12.5	153.7	18.2	(19.0)		250.3	13.3	343.2	20.6	(27.1)
Brazil	166.4	16.7	148.0	17.6	12.4		356.4	19.0	314.6	19.0	13.3
Philippines	160.5	16.1			N/A		252.8	13.5			N/A
Total	995.2	100.0	843.3	100.0	18.0		1,876.2	100.0	1,659.4	100.0	13.1

(A) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months. Includes the results of Coca-Cola FEMSA Philippines Inc., as if consolidation had taken place in 2016.

July 25, 2017	15

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	2Q 2017	LTM(1) Jun-17	Jun-17		Dec-16
			Per USD	Per MXN	Per USD	Per MXN
Mexico	-0.28%	6.30%	17.90	1.0000	20.66	1.0000
Colombia	0.39%	4.07%	3,038.26	0.0059	3,000.71	0.0069
Venezuela	70.69%	639.11%	2,640.00	0.0068	673.76	0.0307
Brazil	0.68%	3.11%	3.31	5.4100	3.26	6.3404
Argentina	5.18%	20.90%	16.63	1.0762	15.89	1.3004
Chile	0.64%	2.45%	663.21	0.0270	667.29	0.0310
Philippines	-0.31%	2.48%	50.47	0.3546	49.81	0.4148
Euro Zone	0.57%	0.91%	0.87	20.5626	0.95	21.7741

(1) LTM = Last twelve months.

July 25, 2017	16

2017 SECOND QUARTER AND FIRST SIX MONTHS RESULTS

Mexico City, July 24, 2017, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the second quarter of 2017.

Operational and Financial Highlights

•	Revenues grew 25.5%, while comparable revenues grew 1.9% for the second quarter of 2017.

•	Operating income grew 8.1%, while comparable operating income remained flat during the second quarter of 2017.

•	Operating cash flow increased 20.7%, while comparable operating cash flow grew 1.3% for the second quarter of 2017.

•	Majority net income increased 11.4% in the second quarter of 2017.

Results Summary

	Second Quarter			Year to Date
	as Reported		Comparable (1)	as Reported		Comparable (1)
	2017	Δ%	Δ%	2017	Δ%	Δ%
Total revenues	50,108	25.5%	1.9%	99,849	30.3%	2.3%
Gross profit	22,825	23.8%	3.8%	44,674	26.9%	4.2%
Operating income	6,491	8.1%	0.0%	12,775	17.5%	3.4%
Operating cash flow (2)	9,770	20.7%	1.3%	19,000	26.3%	2.6%
Net income attributable to equity holders of the company	2,229	11.4%		8,413	91.6%
Earnings per share (3)	1.07			4.04

Expressed in millions of Mexican pesos.

(1) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) 2Q EPS calculated with 2,090.4 million shares, the weighted average of the Company’s outstanding shares over the period. YTD EPS calculated with 2,081.7 million shares, the weighted average of the Company's outstanding shares over the period. At the end of June 2017, total outstanding shares were 2,100.8 million shares.

Message from the Chief Executive Officer

“In the second quarter, we navigated the market challenges and opportunities of our geographically diversified footprint—delivering revenue and operating income growth of 25.5% and 8.1%, respectively, resulting in majority net income growth of 11.4%.

During the quarter, our Mexico and Central America division faced a complex environment of increased inflation and raw material volatility. Nevertheless, this division was able to build on last year’s growth thanks to the deployment of our commercial, distribution, and supply-chain transformational initiatives. These initiatives are already contributing to better route planning, improved point-of-sale execution, and operating expense savings, mitigating pressure on margins. In the face of a complicated consumer environment, our South America division mainly driven by an encouraging Brazil, expanded margins thanks to our relentless focus on efficiency and the outstanding results of our commercial and affordability initiatives. Moreover, our recent consolidation of our operation in the Philippines contributed positively to our consolidated results.

For the second half of the year, we will continue leveraging our disciplined approach to capital deployment, while working intensively to expand our portfolio and capitalize on our transformational initiatives to further our goal of becoming a global multi-category beverage leader.” said John Santa Maria Otazua, Chief Executive Officer of the Company.

.

Press Release 2Q 2017 July 24, 2017	Page 17

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 1.9% in the second quarter of 2017 as compared to the same period of 2016 driven by average price per unit case growth across most of our operations and volume growth in Mexico, offset by volume declines in the rest of our operations.

Transactions: The comparable number of transactions declined 3.9%. The sparkling beverage portfolio’s transactions contracted 4.1% driven by most operations, which were partially offset by growth in Argentina. The still beverage category’s transactions decreased by 5.2%, driven mainly by South America, partially offset by growth in the Philippines and Mexico. Water transactions, including bulk water, decreased 7.6% driven by contractions across most operations, which offset growth in Mexico and the Philippines.

Volume: Comparable sales volume declined 2.4% in the second quarter of 2017 as compared to the same period in 2016. The sparkling beverage portfolio’s volume contracted 2.5% driven mainly by Brazil, Colombia, Philippines and Central America which offset flat performance in Mexico and Argentina. Still beverage category’s volume decreased 4.3%, driven by Brazil, Colombia, the Philippines and Central America partially offset by growth in Mexico and Argentina. Personal water portfolio’s volume grew 4.3% driven by Mexico and the Philippines, partially offset by declines in South America. Bulk water portfolio’s volume contracted 2.8% driven by South America, offset by flat performance in Mexico and growth in the Philippines.

Gross profit: Comparable gross profit grew 3.8%. Our pricing initiatives coupled with lower PET prices offset higher sweetener prices and the depreciation in the average exchange rate of the Mexican Peso, the Argentine Peso, and the Philippine Peso, as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income remained flat for the second quarter of 2017 as compared to the same period of 2016.

Operating cash flow: Comparable operating cash flow increased 1.3% in the second quarter of 2017.

As reported figures

Revenues: Total revenues increased 25.5% to Ps. 50,108 million in the second quarter of 2017 driven by the acquisition of Vonpar in Brazil and the consolidation of our operation in the Philippines, combined with price increases in line or above inflation in key territories such as Mexico, Brazil, Colombia and Argentina and supported by the positive translation effect resulting from the appreciation of the Brazilian Real and the Colombian Peso, despite the depreciation of the Argentine Peso, the Philippine Peso and the Venezuelan Bolivar; all as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 33.5% to 6,690.2 million in the second quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 18.0% to 995.0 million unit cases in the second quarter of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 23.8% to Ps. 22,825 million and gross margin declined 60 basis points to 45.6%.

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 35 million in the second quarter of 2017, compared to a gain of Ps. 211 million recorded in the second quarter of 2016, due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method beginning February of this year, coupled with a loss in our dairy joint venture in Panama.

(Continued on next page)

Press Release 2Q 2017 July 24, 2017	Page 18

Operating Income: Operating income increased 8.1% to Ps. 6,491 million and operating margin contracted 200 basis points to 13.0%, mainly driven by higher freight expenses, labor costs and diesel and gasoline prices. Due to the consolidation of Coca-Cola FEMSA Philippines in February 2017, the results of this operation are not included in our share of the profit of associates for 2017, as compared to 2016. We also recorded an additional extraordinary provision related to a settlement agreement reached in Colombia with the Water and Sewerage Company of Bogotá, for an administrative proceeding related to the calculation of public sewer service charges. These effects were partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net recorded an expense of Ps. 1,330 million, compared to Ps. 492 million during the second quarter of 2016, mainly due to negative currency fluctuation effects in our operation in Venezuela.

Comprehensive financing result: Comprehensive financing result in the second quarter of 2017 recorded an expense of Ps. 1,711 million, compared to an expense of Ps. 2,651 million in the same period of 2016.

During the second quarter of 2017, we recorded an interest expense of Ps. 2,128 million, compared to Ps. 1,826 million in the second quarter of 2016. This increase was driven by i) the interest rate increase from swapping U.S. dollar denominated debt to Brazilian Real and Mexican Peso denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure ii) additional debt related to the acquisition of Vonpar, iii) the average exchange rate appreciation of the Brazilian Real compared to the Mexican Peso as applied to the existing Brazilian Real denominated interest expense, and iv) interest rate increase in Mexico.

These effects were partially offset by the decrease of interest rates in Brazil and the reduction of debt in Argentina.

In addition, for the second quarter we recorded a foreign exchange gain of Ps. 139 million as compared to a loss of Ps. 1,241 million in 2016, which was generated as a result of the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

Due to Venezuela, during the second quarter of 2017 we recorded a gain on monetary position in inflationary subsidiaries of Ps. 178 million as compared to Ps. 158 million during the same period of 2016.

Market value on financial instruments recorded a loss of Ps. 82 million as compared to a gain of Ps. 115 million in the second quarter of 2016.

Income tax: During the second quarter of 2017, reported income tax as a percentage of income before taxes was 24.7%, compared to 26.0% in the same period of 2016. The reduction of tax rate in 2017 resulted from certain tax efficiencies across our operations.

Net income: Reported consolidated net controlling interest income increased 11.4% to Ps. 2,229 million in the second quarter of 2017, resulting in reported earnings per share (EPS) of Ps. 1.07 (Ps. 10.68 per ADS).

Operating cash flow: Operating cash flow grew 20.7% to Ps. 9,770 million and operating cash flow margin contracted 80 basis points to 19.5%.

Press Release 2Q 2017 July 24, 2017	Page 19

Balance Sheet (1)

As of June 30, 2017, we had a cash balance of Ps. 24,155 million, including US$ 143 million denominated in U.S. dollars, an increase of Ps. 13,679 million as compared to December 31, 2016. This difference was mainly driven by the proceeds from the issuance of Mexican Peso denominated bonds, the cash obtained from the issuance of shares to former Vonpar shareholders, the consolidation of the Philippines, the payment of the first installment of dividends corresponding to fiscal year 2016, and the net cash flow generation across our territories.

As of June 30, 2017, total short-term debt was Ps. 2,050 million and long-term debt was Ps. 85,545 million. Total debt decreased by Ps. 1,314 million, compared to year end 2016 mainly due to the positive translation effect resulting from the appreciation of the end of period exchange rate of the Mexican Peso as applied to our U.S. dollar denominated debt position. Net debt decreased by Ps. 14,993 million compared to year end 2016.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos was 8.97%, a decrease as compared to the first quarter 2017 mainly due to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2017.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	50.1%	7.0%
U.S. dollars	1.2%	0.0%
Colombian pesos	2.6%	72.8%
Brazilian reals	46.0%	97.1%
Argentine pesos	0.1%	0.0%

Debt Maturity Profile

Maturity Date	2017	2018	2019	2020	2021	2022+
% of Total Debt	0.3%	23.8%	7.4%	10.6%	7.2%	50.6%

(1)	See page 18 for detailed information.
(2)	After giving effect to cross currency swaps.
(3)	Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2017	FY 2016	Δ %
Net debt including effect of hedges (1)(3)	67,214	80,043	-16.0%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.75	2.26
Operating cash flow/ Interest expense, net (1)	4.44	5.25
Capitalization (2)	41.1%	41.3%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross currency swaps.

Press Release 2Q 2017 July 24, 2017	Page 20

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues from the Mexico and Central America division increased 5.6% in the second quarter of 2017, compared to the same period in 2016, driven by an increase in average price per unit case and volume growth in Mexico, offset by volume declines in Central America.

Transactions: Total transactions in the Mexico and Central America division declined 1.2% in the second quarter of 2017. Sparkling beverage portfolio’s transactions contracted 1.8%. Still beverage category’s transactions increased by 0.9%, driven mainly by Mexico which grew 2.6%, offset by a reduction in Central America. Water transactions, including bulk water, increased 2.3% driven mainly by growth in Mexico, offset by flat performance in Central America.

Volume: Total sales volume for the division increased 0.4% in the second quarter of 2017, compared to the same period of 2016. In Mexico, volume increased 0.8%, over a year-over-year comparable of 2016 where volume increased 7.3%, while volume in Central America decreased 3.6%. Sparkling beverage category’s volume remained flat, driven by contractions in Colas in Central America offset by growth of the flavored sparkling portfolio in Mexico.

Still beverage category’s volume grew 1.6%, driven mainly by the performance of Vallefrut, the del Valle juice portfolio, Santa Clara dairy products, and Powerade in Mexico, offset by declines in del Valle in Central America. Personal water portfolio’s volume grew 5.5%, driven by growth in both Mexico and Central America. Bulk water portfolio’s volume remained flat in the division driven by flat performance in Mexico, which was not fully offset by a contraction in Central America.

Gross profit: Comparable gross profit grew 3.2% in the second quarter of 2017 as compared to the same period in 2016. Our pricing initiatives and lower PET prices were offset by higher prices of sweeteners, an unfavorable currency hedging position and the depreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 1.6% in the second quarter of 2017 as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow decreased 0.6% in the second quarter of 2017 as compared to the same period in 2016.

As reported figures

Revenues: Reported total revenues increased 5.8% in the second quarter of 2017, driven by a combination of volume growth and price increase in Mexico, offset by volume declines in Central America.

Gross profit: Reported gross profit increased 3.4% in the second quarter of 2017 and gross profit margin reached 49.5%, a gross margin contraction of 120 basis points.

Operating income: Reported operating income decreased 5.7% in the second quarter of 2017 and the operating income margin reached 17.3%, contracting 210 basis points during the period, due to an increase in freight expenses and higher diesel and gasoline prices. Due to the consolidation of Coca-Cola FEMSA Philippines, the results of this operation are not included in the share of the profit of associates for 2017, as compared to 2016. These effects were partially offset by an operative foreign exchange gain.

Operating cash flow: Reported operating cash flow decreased 0.4% in the second quarter of 2017, resulting in a margin contraction of 140 basis points, reaching 23.0%.

Press Release 2Q 2017 July 24, 2017	Page 21

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues decreased 1.0%, driven mainly by volume declines across our operations, which were not fully offset by an average price per unit case increase across our territories.

Transactions: Comparable transactions in the division declined 9.5% during the second quarter of 2017. The sparkling beverage portfolio’s transactions decreased 6.7%, driven by contractions in Colombia and Brazil, which were not fully offset by growth in Argentina. Still beverage category’s transactions decreased by 21.0% driven by reductions across our operations. Water transactions, including bulk water, decreased 19.0%, driven by declines in all of our countries.

Volume: Comparable total sales volume in South America contracted 9.0% during the second quarter of 2017 as compared to the same period of 2016. The sparkling beverage category’s volume decreased 7.2%, driven by declines in Brazil and Colombia, which was partially offset by flat performance in Argentina. The still beverage category’s volume decreased 16.3%, driven by Colombia and Brazil, which offset growth in Argentina. Personal water category’s volume declined 8.5%, driven by Argentina and Brazil, which were not fully offset by growth in Colombia. Bulk water business’s volume declined 37.2%, driven by contractions in all territories.

Gross profit: Comparable gross profit increased 7.4% as a result of our pricing initiatives, the benefit of lower PET and sweetener prices and the appreciation of the Brazilian Real and the Colombian Peso as applied to U.S. dollar-denominated raw material costs which offset the depreciation of the average exchange rate of the Argentine Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income decreased 1.0% as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow increased 3.9% as compared to the same period of 2016.

As reported figures

Revenues: Reported total revenues grew 17.3% to Ps. 19,643 million in the second quarter of 2017 driven by the integration of Vonpar in Brazil coupled with the positive translation effect of the Brazilian real and the Colombian peso, as compared to the Mexican Peso.

Transactions: Reported total number of transactions declined 3.2% to 1,912.2 million in the second quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume declined 3.7% to 290.8 million unit cases in the second quarter of 2017 as compared to the same period in 2016.

Gross profit: Reported gross profit increased 23.9% to Ps. 8,274 million in the second quarter of 2017 and gross profit margin expanded 220 basis points to 42.1%.

Operating income: Reported operating income grew 13.4% to Ps. 1,712 million in the second quarter of 2017, resulting in a margin of 8.7%, a contraction of 30 basis points, mainly driven by an additional extraordinary provision related to a settlement agreement reached in Colombia with the Water and Sewerage Company of Bogotá, for an administrative proceeding related to the calculation of public sewer service charges.

Operating cash flow: Reported operating cash flow grew 26.5% to reach Ps. 3,076 million in the second quarter of 2017, resulting in a margin of 15.7%, an expansion of 120 basis points.

Press Release 2Q 2017 July 24, 2017	Page 22

Asia Division

(The Philippines)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues declined 3.9% during the second quarter of 2017, driven by a volume contraction.

Transactions: Comparable transactions in the division reduced 2.7% in the second quarter of 2017. The sparkling beverage portfolio’s transactions decreased 5.4%, mainly driven by flavors. Still beverage category’s transactions increased by 5.5% driven mainly by Minute Maid Fresh. Water transactions, including bulk water, increased 63.4% driven by Wilkins.

Volume: Comparable total sales volume in the division decreased 1.1% in the second quarter of 2017, facing a tough comparable year over year growth of 10.1% in 2016. Sparkling beverage category’s volume decreased 1.8% driven mainly by Royal and Sprite offsetting a 1.2% growth in brand Coca-Cola. Still beverage category’s volume, excluding powders grew 11.3% driven by Minute Maid Fresh. Personal water category’s volume increased 47.3%, driven by Wilkins Pure. Bulk water business volume grew 0.8%, driven by growth in Wilkins.

Gross profit: Comparable gross profit declined 2.7% as compared to the same period of 2016, mainly driven by a volume and revenue contraction coupled with the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs, partially offset by lower prices of sweeteners and PET resin.

Operating income: Comparable operating income increased 18.7% as compared to the same period of the previous year as a result of initiatives to control costs and expenses.

Operating cash flow: Comparable operating cash flow increased 5.1% as compared to the same period of 2016.

Press Release 2Q 2017 July 24, 2017	Page 23

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2017 of 2,640.00 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 2.3% driven by average price per unit case growth across most of our operations and volume growth in Mexico.

Transactions: The comparable number of transactions declined 4.4%. The sparkling beverage portfolio’s transactions declined 4.6% driven mainly by Brazil, Colombia and the Philippines, which offset flat performance in Mexico. Still beverage category’s transactions decreased by 3.7%, driven mainly by declines in Colombia and Brazil, which offset increases in Mexico, Argentina and the Philippines. Water transactions, including bulk water, decreased 9.0% driven by declines across most of our operations, which offset growth in Mexico and the Philippines.

Volume: Comparable sales volume contracted 3.1% in the first six months of 2017 as compared to the same period in 2016. Sparkling beverage portfolio’s volume declined 3.5% driven mainly by Brazil, Colombia, Argentina and the Philippines; which offset growth in Mexico. Still beverage category’s volume grew 25.5%, driven by growth in Mexico and Argentina, partially offset by declines in Brazil, Colombia, Central America, and the Philippines. Personal water portfolio’s volume decreased 4.3% driven mainly by South America and Central America, which offset growth in Mexico and the Philippines. Bulk water portfolio’s volume declined 2.4% driven by South America, partially offset by growth in Mexico and the Philippines.

Gross profit: Comparable gross profit grew 4.2%. Our pricing initiatives, coupled with our currency and raw material hedging strategies offset higher sweetener prices and the depreciation in the average exchange rate of the Mexican Peso, the Argentine Peso and the Philippine Peso, as applied to U.S dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 3.4% in the first six months of 2017.

Operating cash flow: Comparable operating cash flow increased 2.6% in the first six months of 2017.

As reported figures

Revenues: Total revenues increased 30.3% to Ps. 99,849 million in the first six months of 2017 driven by the results of the Vonpar acquisition in Brazil and the consolidation of our operation in the Philippines beginning in February. Total revenues were also driven by price increases in line or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian Real and the Colombian Peso; despite the depreciation of the Venezuelan Bolivar; all as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 25.8% to 12,431.9 million in the first six months of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 13.1% to 1,876.3 million unit cases in the first six months of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 26.9% to Ps. 44,674 million and gross margin declined 120 basis points to 44.7%.

Equity method: The reported share of the profits of associates and joint ventures recorded a gain of Ps. 11 million in the first six months of 2017, compared to a gain of Ps. 271 million recorded in the first six months of 2016, due mainly to the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method beginning February of this year.

(Continued on next page)

Press Release 2Q 2017 July 24, 2017	Page 24

Operating Income: Operating income increased 17.5% to Ps. 12,775 million and operating margin contracted 140 basis points to 12.8% due mainly to an increase in operating expenses. We also recorded an additional extraordinary provision related to a settlement agreement reached in Colombia with the Water and Sewerage Company of Bogotá, for an administrative proceeding related to the calculation of public sewer service charges. These effects were partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net recorded income of Ps. 1,335 million, compared to expenses of Ps. 768 million during the first six months of 2016, due mainly to income related to the consolidation of Coca-Cola FEMSA Philippines, which was partially offset by the negative currency fluctuation effects in our operation in Venezuela.

Comprehensive financing result: Our comprehensive financing result in the first six months of 2017 recorded an expense of Ps. 3,310 million, compared to an expense of Ps. 3,933 million in the same period of 2016.

During the first six months of 2017, we recorded an interest expense of Ps. 4,641 million, compared to Ps. 3,402 million in the first six months of 2016. This increase was driven by i) the interest rate increase from swapping U.S. dollar denominated debt to Brazilian Real and Mexican Peso denominated debt, as part of our strategy to eliminate our U.S dollar net debt exposure ii) additional debt related to the acquisition of Vonpar, iii) the average exchange rate appreciation of the Brazilian Real compared to the Mexican Peso as applied to our existing Brazilian Real denominated interest expense iv) the interest rate increase in Mexico. These effects were partially offset by the decrease of interest rates in Brazil and the reduction of debt in Argentina.

In addition, for the first six months we recorded a foreign exchange gain of Ps. 193 million as compared to a loss of Ps. 1,401 million in 2016, which was generated as a result of the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

Due to Venezuela, during the first semester of 2017 we recorded a gain on monetary position in inflationary subsidiaries of Ps. 424 million as compared to Ps. 215 million during the same period of 2016.

Market value on financial instruments recorded a gain of Ps. 352 million due to the recent decrease of interest rates in Brazil as applied to our floating rate cross currency swaps.

Income tax: During the first six months of 2017, reported income tax as a percentage of income before taxes was 17.4%, compared to 26.0% in the same period of 2016. This reduction was driven mainly by the one-time non-operative income recorded in connection with the consolidation of Coca-Cola FEMSA Philippines, Inc.

Net income: Reported consolidated net controlling interest income increased 91.6% to Ps. 8,413 million in the first six months of 2017, resulting in reported earnings per share (EPS) of Ps. 4.04 (Ps. 40.41 per ADS).

Operating cash flow: Operating cash flow grew 26.3% to Ps. 19,000 million and operating cash flow margin contracted 60 basis points to 19.0%.

Press Release 2Q 2017 July 24, 2017	Page 25

Recent Developments

•	As announced on May 4th 2017, Coca-Cola FEMSA merged with POA Eagle S.A. de C.V., a Mexican company owned by the sellers of Vonpar. As a result of this merger, POA Eagle shareholders received approximately 27.9 million newly issued KOF series L shares. After this transaction, total outstanding shares are 2,100.8 million.

•	The Venezuelan Central Bank announced on May 23rd changes to the exchange rate system known as DICOM. Due to these changes, we translated into Mexican pesos our Venezuelan results using the DICOM exchange rate published on June 30th, 2017 of 2,640.00 Bolivars per US dollar.

•	As described in Item 4, information on the company - Regulation section of our 2016 Form 20-F Annual Report, our Colombian subsidiary was holding conciliatory hearings with the Water and Sewerage Company of the City of Bogota (“WSC”), seeking to reach an agreement to settle an administrative proceeding related to the calculation of public sewer service charges. On June 6th 2017, our subsidiary in Colombia, agreed to execute a settlement agreement with WSC, committing to pay to this entity an approximate amount of USD$11 million, including interest. This payment is subject to the approval of the settlement agreement by the Highest Administrative Tribunal. Meanwhile, we have been registering a provision in the other operative expenses line.

•	On June 29th, Coca-Cola FEMSA issued two tranches of Mexican peso-denominated bonds or “Certificados Bursátiles” in the Mexican market. The tranches were Ps. 8.5 billion in a 10 year bond at a fixed rate of 7.87% and Ps. 1.5 billion in a 5 year bond at a variable rate of TIIE+0.25%. Proceeds of this issuance will be used to partially refinance its 2.375% USD Notes due in 2018.

•	Heineken, through a letter dated July 3rd, 2017, informed its decision to terminate, effective October 31, 2017, the commercial relationship for the distribution of its products, with the bottlers of the Coca-Cola system in Brazil. We are currently studying the implementation of possible actions; and in the meantime we are looking for a constructive dialogue with Heineken.

Conference Call Information

Our second quarter 2017 conference call will be held on July 24, 2017, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-397-5338 or International: 719-325-2123. Participant code: 1479969. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 2Q 2017 July 24, 2017	Page 26

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As a result of newly issued KOF L shares, Earnings per share for the quarter were computed based on 2,090.4 million shares as the weighted average of the Company’s outstanding shares over the period. For year to date, weighted average outstanding shares were 2,081.7 million. At the end of June, total outstanding shares are 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017 we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes. Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com.

For additional information or inquiries contact the Investor Relations team:

•	Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186
•	Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218
•	Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

(7 pages of tables to follow)

Press Release 2Q 2017 July 24, 2017	Page 27

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	2Q 17	% Rev	2Q 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,690.2		5,010.2		33.5%	-3.9%
Volume (million unit cases) (2)	995.0		843.3		18.0%	-2.4%
Average price per unit case (2)	47.89		45.45		5.4%
Net revenues	50,049		39,843		25.6%
Other operating revenues	59		96		-38.7%
Total revenues (3)	50,108	100.0%	39,939	100.0%	25.5%	1.9%
Cost of goods sold	27,282	54.4%	21,495	53.8%	26.9%
Gross profit	22,825	45.6%	18,444	46.2%	23.8%	3.8%
Operating expenses	16,168	32.3%	12,629	31.6%	28.0%
Other operative expenses, net	132	0.3%	21	0.1%	527.1%
Operative equity method (gain) loss in associates(4)	35	0.1%	(211)	-0.5%	-116.4%
Operating income (5)	6,491	13.0%	6,004	15.0%	8.1%	0.0%
Other non operative expenses, net	1,330	2.7%	492	1.2%	170.3%
Non Operative equity method (gain) loss in associates(6)	11	0.0%	(34)	-0.1%	-131.6%
Interest expense	2,128		1,826		16.5%
Interest income	182		144		26.4%
Interest expense, net	1,946		1,683		15.6%
Foreign exchange loss (gain)	(139)		1,241		-111.2%
Loss (gain) on monetary position in inflationary subsidiries	(178)		(158)		12.7%
Market value (gain) loss on financial instruments	82		(115)		-171.5%
Comprehensive financing result	1,711		2,651		-35.5%
Income before taxes	3,439		2,894		18.8%
Income taxes	850		752		13.0%
Consolidated net income	2,589		2,142		20.9%
Net income attributable to equity holders of the company	2,229	4.4%	2,001	5.0%	11.4%
Non-controlling interest	360		141		155.3%
Operating income (5)	6,491	13.0%	6,004	15.0%	8.1%
Depreciation	2,477		1,718		44.2%
Amortization and other operative non-cash charges	802		369		117.2%
Operating cash flow (5)(7)	9,770	19.5%	8,091	20.3%	20.7%	1.3%

CAPEX	2,539		2,555

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 21,419 million from our Mexican operation, Ps. 12,237 million from our Brazilian operation, Ps. 3,462 million from our Colombian operation, and Ps. 3,022 million from our Argentine operation for the second quarter of 2017; and Ps. 19,899 million from our Mexican operation, Ps. 9,264 million from our Brazilian operation, Ps. 3,522 from our Colombian operation, and Ps. 2,551 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 2,402.1 million for the first quarter of 2017 and Ps. 1,513 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For the 2Q16 includes Coca-Cola FEMSA Philippines, Inc.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 28

YTD- Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	12,431.9		9,884.9		25.8%	-4.4%
Volume (million unit cases) (2)	1,876.3		1,659.4		13.1%	-3.1%
Average price per unit case (2)	49.97		44.21		13.0%
Net revenues	99,694		76,431		30.4%
Other operating revenues	154		223		-30.7%
Total revenues (3)	99,849	100.0%	76,654	100.0%	30.3%	2.3%
Cost of goods sold	55,175	55.3%	41,458	54.1%	33.1%
Gross profit	44,674	44.7%	35,196	45.9%	26.9%	4.2%
Operating expenses	32,168	32.2%	24,542	32.0%	31.1%
Other operative expenses, net	(258)	-0.3%	53	0.1%	-586.7%
Operative equity method (gain) loss in associates(4)	(11)	-0.0%	(270)	-0.4%	-95.9%
Operating income (5)	12,775	12.8%	10,871	14.2%	17.5%	3.4%
Other non operative expenses, net	(1,335)	-1.3%	768	1.0%	-273.8%
Non Operative equity method (gain) loss in associates(6)	(26)	-0.0%	(71)	-0.1%	-63.5%
Interest expense	4,641		3,402		36.4%
Interest income	362		258		40.4%
Interest expense, net	4,279		3,144		36.1%
Foreign exchange loss (gain)	(193)		1,401		-113.8%
Loss (gain) on monetary position in inflationary subsidiries	(424)		(215)		97.0%
Market value (gain) loss on financial instruments	(352)		(398)		-11.5%
Comprehensive financing result	3,310		3,933		-15.8%
Income before taxes	10,825		6,242		73.4%
Income taxes	1,884		1,622		16.2%
Consolidated net income	8,941		4,620		93.5%
Net income attributable to equity holders of the company	8,413	8.4%	4,391	5.7%	91.6%
Non-controlling interest	528		229		130.6%
Operating income (5)	12,775	12.8%	10,871	14.2%	17.5%
Depreciation	4,839		3,323		45.6%
Amortization and other operative non-cash charges	1,387		849		63.3%
Operating cash flow (5)(7)	19,000	19.0%	15,043	19.6%	26.3%	2.6%

CAPEX	6,425		4,036

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 39,532 million from our Mexican operation, Ps. 28,311 million from our Brazilian operation, Ps. 7,098 million from our Colombian operation, and Ps.6,728 million from our Argentine operation for the first six months of 2017; and Ps. 35,975 million from our Mexican operation, Ps. 18,335 million from our Brazilian operation, Ps. 7,007 from our Colombian operation, and Ps.5,371 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 5,927 million for the first quarter of 2017 and Ps. 3,063 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, one month of 2017 and six months of 2016 of Coca-Cola FEMSA Philippines, Inc., among others.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.

(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 29

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 17	% Rev	2Q 16	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,997.5		3,035.3		-1.2%	-1.2%
Volume (million unit cases)	543.7		541.6		0.4%	0.4%
Average price per unit case	45.13		42.80		5.4%
Net revenues	24,536		23,183
Other operating revenues	11		16
Total revenues (2)	24,547	100.0%	23,198	100.0%	5.8%	5.6%
Cost of goods sold	12,386	50.5%	11,433	49.3%
Gross profit	12,161	49.5%	11,765	50.7%	3.4%	3.2%
Operating expenses	7,906	32.2%	7,353	31.7%
Other operative expenses, net	(26)	-0.1%	114	0.5%
Operative equity method (gain) loss in associates (3)	42	0.2%	(196)	-0.8%
Operating income (4)	4,239	17.3%	4,494	19.4%	-5.7%	-1.6%
Depreciation, amortization & other operative non-cash charges	1,396	5.7%	1,165	5.0%
Operating cash flow (4)(5)	5,635	23.0%	5,659	24.4%	-0.4%	-0.6%

Accumulated information

	YTD 17	% Rev	YTD 16	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	5,677.9		5,658.6		0.3%	0.3%
Volume (million unit cases)	1,016.7		1,001.5		1.5%	1.5%
Average price per unit case	45.24		42.35		6.8%
Net revenues	45,995		42,414
Other operating revenues	25		24
Total revenues (2)	46,020	100.0%	42,438	100.0%	8.4%	7.4%
Cost of goods sold	23,433	50.9%	21,105	49.7%
Gross profit	22,587	49.1%	21,333	50.3%	5.9%	5.0%
Operating expenses	15,399	33.5%	14,149	33.3%
Other operative expenses, net	(92)	-0.2%	148	0.3%
Operative equity method (gain) loss in associates (3)	46	0.1%	(273)	-0.6%
Operating income (4)	7,233	15.7%	7,309	17.2%	-1.0%	1.7%
Depreciation, amortization & other operative non-cash charges	2,641	5.7%	2,340	5.5%
Operating cash flow (4)(5)	9,875	21.5%	9,649	22.7%	2.3%	1.4%

(1) Except volume and average price per unit case figures.

(2) For the quarter: Includes total revenues of Ps. 21,361 million from our Mexican operation for the second quarter of 2017 and 19,899 for the same period of the previous year YTD information: Includes total revenues of Ps. 39,532 million from our Mexican operation for the first six months of 2017 and 35,975 for the same period of the previous year

(3) For the quarter: Includes equity method in Jugos del Valle, Estrella Azul, among others.

For YTD information: Includes Jugos del Valle, Estrella Azul, one month of 2017 and six months of 2016 of Coca-Cola FEMSA Philippines, Inc., among others.

(4) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(5) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 30

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	2Q 17	% Rev	2Q 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	1,912.2		1,974.8		-3.2%	-9.5%
Volume (million unit cases) (2)	290.8		301.7		-3.7%	-9.0%
Average price per unit case (2)	59.12		50.20		17.8%
Net revenues	19,595		16,660
Other operating revenues	48		80
Total revenues (3)	19,643	100.0%	16,740	100.0%	17.3%	-1.0%
Cost of goods sold	11,369	57.9%	10,061	60.1%
Gross profit	8,274	42.1%	6,679	39.9%	23.9%	7.4%
Operating expenses	6,415	32.7%	5,276	31.5%
Other operative expenses, net	154	0.8%	(93)	-0.6%
Operative equity method (gain) loss in associates (4)	(8)	-0.0%	(15)	-0.1%
Operating income (5)	1,712	8.7%	1,510	9.0%	13.4%	-1.0%
Depreciation, amortization & other operative non-cash charges	1,363	6.9%	922	5.5%
Operating cash flow (5)(6)	3,076	15.7%	2,432	14.5%	26.5%	3.9%

Accumulated information
	YTD 2017	% Ing	YTD 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	3,929.0		4,226.3		-7.0%	-12.3%
Volume (million unit cases) (2)	606.7		657.8		-7.8%	-12.0%
Average price per unit case (2)	63.05		47.05		34.0%
Net revenues	44,181		34,017
Other operating revenues	129		199
Total revenues (3)	44,311	100.0%	34,216	100.0%	29.5%	-1.3%
Cost of goods sold	26,057	58.8%	20,352	59.5%
Gross profit	18,254	41.2%	13,864	40.5%	31.7%	4.8%
Operating expenses	13,719	31.0%	10,393	30.4%
Other operative expenses, net	(181)	-0.4%	(95)	-0.3%
Operative equity method (gain) loss in associates (4)	(57)	-0.1%	3	0.0%
Operating income (5)	4,773	10.8%	3,562	10.4%	34.0%	3.2%
Depreciation, amortization & other operative non-cash charges	2,694	6.1%	1,832	5.4%
Operating cash flow (5)(6)	7,467	16.9%	5,394	15.8%	38.4%	3.0%

(1) Except volume and average price per unit case figures.

(2) Sales volume and average price per unit case exclude beer results.

(3) Quarter information: Includes total revenues of Ps. 12,237 million from our Brazilian operation, Ps. 3,463 million from our Colombian operation, and Ps. 3,022 million from our Argentine operation for the second quarter of 2017; and Ps. 9,264 million from our Brazilian operation, Ps. 3,522 from our Colombian operation, and Ps. 2,551 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 2,402 million for the second quarter of 2017 and Ps. 1,514 million for the same period of the previous year.

YTD information: Includes total revenues of Ps. 28,311 million from our Brazilian operation, Ps. 7,098 million from our Colombian operation, and Ps. 6,728 million from our Argentine operation for the first six months of 2017; and Ps. 18,335 million from our Brazilian operation, Ps. 7,007 from our Colombian operation, and Ps. 5,371 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 5,927 million for the second quarter of 2017 and Ps. 3,063 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.

(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.

(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 31

Venezuela Operation

Expressed in millions of Mexican pesos(1)

Quarterly information

	2Q 17	% Rev	2Q 16	% Rev	Δ % Reported
Transactions (million transactions)	98.8		174.7		-43.4%
Volume (million unit cases)	13.3		33.6		-60.4%
Average price per unit case	69.22		41.77		65.7%
Net revenues	921		1,403
Other operating revenues	0		0
Total revenues	921	100.0%	1,403	100.0%	-34.4%
Cost of goods sold	783	85.0%	996	71.0%
Gross profit	138	15.0%	407	29.0%	-66.1%
Operating expenses	508	55.2%	529	37.7%
Other operative expenses, net	(20)	-2.2%	(28)	-2.0%
Operating income	(350)	-38.0%	(94)	-6.7%	272.1%
Depreciation, amortization & other operative non-cash charges	424	46.0%	197	14.0%
Operating cash flow (2)	74	8.1%	103	7.3%	-28.0%

Accumulated information
	Acumulado 2017	% Rev	YTD 16	% Rev	Δ % Reported
Transactions (million transactions)	188.8		440.2		-57.1%
Volume (million unit cases)	25.9		84.3		-69.3%
Average price per unit case	83.91		41.55		101.9%
Net revenues	2,173		3,503
Other operating revenues	0		0
Total revenues	2,173	100.0%	3,503	100.0%	-38.0%
Cost of goods sold	1,687	77.6%	2,199	62.8%
Gross profit	486	22.4%	1,305	37.3%	-62.8%
Operating expenses	1,008	46.4%	1,195	34.1%
Other operative expenses, net	(21)	-1.0%	(22)	-0.6%
Operating income	(501)	-23.0%	132	3.8%	-479.3%
Depreciation, amortization & other operative non-cash charges	825	38.0%	407	11.6%
Operating cash flow (2)	324	14.9%	538	15.4%	-39.7%

(1) Except volume and average price per unit case figures.

(2) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 2Q 2017 July 24, 2017	Page 32

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information

	2Q 17	% Rev	Δ % Comparable (4)
Transactions (million transactions)	1,780.5		-2.7%
Volume (million unit cases)	160.5		-1.1%
Average price per unit case	36.87
Net revenues	5,917
Other operating revenues	0
Total revenues	5,917	100.0%	-3.9%
Cost of goods sold	3,527	59.6%
Gross profit	2,390	40.4%	-2.7%
Operating expenses	1,847	31.2%
Other operative expenses, net	3	0.1%
Operating income	540	9.1%	18.7%
Depreciation, amortization & other operative non-cash charges	519	8.8%
Operating cash flow (3)	1,059	17.9%	5.1%

Accumulated information
	YTD 2017 (2)	% Rev	Δ % Comparable (4)
Transactions (million transactions)	2,825.1		-3.6%
Volume (million unit cases)	252.8		-1.8%
Average price per unit case	37.65
Net revenues	9,518
Other operating revenues	0
Total revenues	9,518	100.0%	-5.1%
Cost of goods sold	5,685	59.7%
Gross profit	3,833	40.3%	-1.6%
Operating expenses	3,050	32.0%
Other operative expenses, net	15	0.2%
Operating income	768	8.1%	23.1%
Depreciation, amortization & other operative non-cash charges	890	9.4%
Operating cash flow (3)	1,658	17.4%	7.8%

(1) Except volume and average price per unit case figures.

(2) YTD Includes the results of February to June

(3) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(4) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2017 July 24, 2017	Page 33

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

	Jun-17		Dec-16
Assets
Current Assets		.
Cash, cash equivalents and marketable securities	Ps.	24,155	Ps.	10,476
Total accounts receivable		10,444		15,005
Inventories		10,962		10,744
Other current assets		9,536		9,229
Total current assets		55,097		45,454
Property, plant and equipment
Property, plant and equipment		116,179		106,696
Accumulated depreciation		(44,750)		(41,408)
Total property, plant and equipment, net		71,429		65,288
Investment in shares		10,989		22,357
Intangibles assets and other assets		119,298		123,964
Other non-current assets		18,381		22,194
Total Assets	Ps.	275,194	Ps.	279,256

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	2,050	Ps.	3,052
Suppliers		18,223		21,489
Other current liabilities		18,694		15,327
Total current liabilities		38,968		39,868
Long-term bank loans and notes payable		85,545		85,857
Other long-term liabilities		22,951		24,298
Total liabilities		147,464		150,023
Equity
Non-controlling interest		15,742		7,096
Total controlling interest		111,988		122,137
Total equity		127,730		129,233
Total Liabilities and Equity	Ps.	275,194	Ps.	279,256

Press Release 2Q 2017 July 24, 2017	Page 34

Quarter - Volume & Transactions
For the three months ended June 30, 2017 and 2016

Volume
Expressed in million unit cases

	2Q 2017					2Q 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	360.7	28.4	81.7	29.5	500.3	359.0	26.9	81.9	28.8	496.5
Central America	35.7	2.6	0.1	5.0	43.4	37.2	2.6	0.1	5.2	45.1
Mexico & Central America	396.3	31.0	81.9	34.5	543.7	396.2	29.4	82.0	33.9	541.6
Colombia	48.9	7.7	2.7	5.7	64.9	53.6	6.8	4.9	7.7	73.0
Venezuela	11.6	1.2	0.1	0.4	13.3	27.8	2.9	0.6	2.3	33.6
Brazil	149.8	7.5	1.3	7.7	166.3	130.5	8.4	1.2	7.8	148.0
Argentina	37.6	4.6	0.7	3.4	46.3	37.9	5.3	1.0	3.0	47.1
South America	247.8	21.0	4.7	17.2	290.8	249.9	23.4	7.6	20.8	301.7
Philippines	127.9	7.5	9.0	16.2	160.5	-	-	-	-	-
Asia	127.9	7.5	9.0	16.2	160.5	-	-	-	-	-
Total	772.0	59.6	95.5	67.9	995.0	646.1	52.9	89.7	54.7	843.3

(1) Excludes water presentations larger than 5.0 Lt; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions

	2Q 2017				2Q 2016
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	2,169.3	207.4	246.8	2,623.6	2,199.8	202.4	240.5	2,642.8
Central America	293.3	15.7	65.0	374.0	308.2	15.8	68.6	392.6
Mexico & Central America	2,462.6	223.2	311.8	2,997.5	2,508.0	218.2	309.1	3,035.3
Colombia	371.2	72.4	56.4	500.0	409.1	91.5	82.2	582.8
Venezuela	84.1	9.9	4.9	98.8	141.9	17.4	15.5	174.7
Brazil	924.4	67.5	88.3	1,080.2	826.6	72.5	87.9	987.0
Argentina	187.0	23.3	22.8	233.1	181.3	25.7	23.4	230.3
South America	1,566.7	173.1	172.4	1,912.2	1,558.8	207.1	208.8	1,974.8
Philippines	1,573.2	88.1	119.3	1,780.5	-	-	-	-
Asia	1,573.2	88.1	119.3	1,780.5	-	-	-	-
Total	5,602.5	484.3	603.4	6,690.2	4,066.9	425.3	518.0	5,010.2

Press Release 2Q 2017 July 24, 2017	Page 35

YTD - Volume & Transactions
For the six months ended June 30, 2017 and 2016

Volume
Expressed in million unit cases

	YTD 2017					YTD 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	674.6	52.3	150.3	55.6	932.7	662.8	49.5	148.7	52.3	913.3
Central America	68.8	5.2	0.3	9.6	84.0	72.9	5.2	0.4	9.7	88.2
Mexico & Central America	743.4	57.4	150.6	65.3	1,016.7	735.7	54.7	149.1	62.0	1,001.5
Colombia	93.8	15.1	5.4	11.4	125.8	112.1	14.5	11.0	17.3	154.8
Venezuela	22.1	2.6	0.1	1.1	25.9	71.4	6.3	1.0	5.6	84.3
Brazil	317.9	18.8	3.0	16.8	356.5	276.1	19.1	2.9	16.5	314.6
Argentina	79.2	10.4	1.5	7.5	98.6	82.8	12.6	1.9	6.8	104.1
South America	513.0	46.9	10.1	36.8	606.8	542.5	52.5	16.8	46.1	657.8
Philippines (3)	201.2	11.8	14.9	24.9	252.8	-	-	-	-	-
Asia	201.2	11.8	14.9	24.9	252.8	-	-	-	-	-
Total	1,457.6	116.2	175.5	127.0	1,876.3	1,278.1	107.2	165.9	108.1	1,659.4

(1) Excludes water presentations larger than 5.0 Lt; includes flavored water

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions

	YTD 2017				YTD 2016
	Sparkling	Water	Still	Total	Sparkling	Water	Still	Total
Mexico	4,091.8	384.9	473.9	4,950.5	4,080.0	371.3	446.8	4,898.1
Central America	570.6	31.3	125.4	727.4	598.1	32.7	129.7	760.5
Mexico & Central America	4,662.4	416.2	599.3	5,677.9	4,678.3	404.0	576.3	5,658.6
Colombia	721.5	139.8	116.3	977.6	847.8	193.2	173.0	1,213.9
Venezuela	155.5	24.6	8.7	188.8	345.6	47.3	47.3	440.2
Brazil	1,918.7	167.5	188.2	2,274.5	1,722.4	165.4	183.0	2,070.8
Argentina	387.1	51.9	49.1	488.1	392.3	59.6	49.5	501.4
South America	3,182.8	383.8	362.3	3,928.9	3,308.1	465.5	452.8	4,226.3
Philippines (3)	2,500.5	136.7	187.9	2,825.1	-	-	-	-
Asia	2,500.5	136.7	187.9	2,825.1	-	-	-	-
Total	10,345.8	936.6	1,149.5	12,431.9	7,986.3	869.5	1,029.1	9,884.9

(3) YTD information for the Philippines includes February to June

Press Release 2Q 2017 July 24, 2017	Page 36

Macroeconomic Information
Second quarter 2017

Inflation(1)

	LTM	2Q 17	YTD
Mexico	6.30%	-0.28%	2.59%
Colombia	4.07%	0.39%	3.47%
Venezuela (2)	639.11%	70.69%	158.94%
Brazil	3.11%	0.68%	1.73%
Argentina	20.90%	5.18%	11.88%
Philippines	2.85%	-0.31%	1.46%

(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.

(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period (3)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	2Q 17	2Q 16	Δ %	YTD 17	YTD 16	Δ %
Mexico	18.60	18.05	3.0%	19.49	18.04	8.1%
Guatemala	7.34	7.68	-4.4%	7.39	7.68	-3.8%
Nicaragua	29.86	28.44	5.0%	29.68	28.27	5.0%
Costa Rica	575.31	545.25	5.5%	570.01	543.88	4.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,918.63	2,990.69	-2.4%	2,920.35	3,125.98	-6.6%
Venezuela	1,297.36	453.93	185.8%	995.37	332.71	199.2%
Brazil	3.21	3.51	-8.4%	3.18	3.71	-14.3%
Argentina	15.73	14.23	10.5%	15.70	14.36	9.4%
Philippines	49.86	46.52	7.2%	49.92	46.90	6.4%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Jun 2017	Jun 2016	Δ %	Mar 2017	Mar 2016	Δ %
Mexico	17.90	18.91	-5.4%	18.81	17.40	8.1%
Guatemala	7.34	7.64	-4.0%	7.34	7.71	-4.8%
Nicaragua	30.04	28.61	5.0%	29.68	28.27	5.0%
Costa Rica	579.87	554.20	4.6%	567.34	542.23	4.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	3,038.26	2,916.15	4.2%	2,880.24	3,022.35	-4.7%
Venezuela	2,640.00 (*)	628.34	320.2%	709.75	354.08	100.5%
Brazil	3.31	3.21	3.1%	3.17	3.56	-11.0%
Argentina	16.63	15.04	10.6%	15.39	14.70	4.7%
Philippines	50.47	46.96	7.5%	50.19	46.11	8.9%

(3) Average exchange rate for each period computed with the average exchange rate of each month.

(*) Exchange rate as of June, 30 2017

Press Release 2Q 2017 July 24, 2017	Page 37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Eduardo Padilla
Eduardo Padilla
Chief Financial and Corporate Officer

Date: July 25, 2017